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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               R.O.C. TAIWAN FUND
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    749651105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Andrew Pegge                                Jeffry S. Hoffman
Laxey Partners Limited                      Swidler Berlin Shereff Friedman, LLP
Stanley House                               The Chrysler Building
7-9 Market Hill                             405 Lexington Avenue
Douglas                                     New York, NY  10174
Isle of Man IM1 2BF                         (212) 891-9260
011 44 1624 629365


-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 January 2, 2003
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------------------------------------------------------------------------------------------------
CUSIP No. 749651105
----------------------------------------------------------------------------------------------------------------------
1)         Name of Reporting Persons
           -----------------------------------------------------------------------------------------------------------
           I.R.S. Identification No. of Above Persons (entities only)

           THE VALUE CATALYST FUND LIMITED
           NO I.R.S. IDENTIFICATION NO.
---------- -----------------------------------------------------------------------------------------------------------
2)         Check the Appropriate Box if a Member of a Group (See Instructions)                            (a) [X]
                                                                                                          (b) [ ]
---------- -----------------------------------------------------------------------------------------------------------
3)         SEC Use Only

---------- -----------------------------------------------------------------------------------------------------------
4)         Source of Funds (See Instructions)
           OO
---------- -----------------------------------------------------------------------------------------------------------
5)         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                [ ]

---------- -----------------------------------------------------------------------------------------------------------
6)         Citizenship or Place of Organization
           CAYMAN ISLANDS
-------------------- ------- -----------------------------------------------------------------------------------------
     Number of       7)      Sole Voting Power
      Shares                 0
   Beneficially      ------- -----------------------------------------------------------------------------------------
     Owned by        8)      Shared Voting Power
       Each                  974,850 SHARES
     Reporting       ------- -----------------------------------------------------------------------------------------
      Person         9)      Sole Dispositive Power
       With                  0
                     ------- -----------------------------------------------------------------------------------------
                     10)     Shared Dispositive Power
                             974,850 SHARES
---------- -----------------------------------------------------------------------------------------------------------
11)        Aggregate Amount Beneficially Owned by Each Reporting Person
           974,850 SHARES
---------- -----------------------------------------------------------------------------------------------------------
12)        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)           [ ]

---------- -----------------------------------------------------------------------------------------------------------
13)        Percent of Class Represented by Amount in Row (11)
           2.98%
---------- -----------------------------------------------------------------------------------------------------------
14)        Type of Reporting Person (See Instructions)

           IV*
---------- -----------------------------------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.


---------------------------------------------------------------------------------------------------------------------
CUSIP No. 749651105
---------------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          LAXEY INVESTORS LIMITED
          NO I.R.S. IDENTIFICATION NO.
--------- -----------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                         (a) [X]
                                                                                                      (b) [ ]
--------- -----------------------------------------------------------------------------------------------------------
3)        SEC Use Only

--------- -----------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          OO
--------- -----------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)             [ ]
--------- -----------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
          BRITISH VIRGIN ISLANDS
-------------------- ------- ----------------------------------------------------------------------------------------
     Number of       7)      Sole Voting Power
      Shares                 0
   Beneficially      ------- ----------------------------------------------------------------------------------------
     Owned by        8)      Shared Voting Power
       Each                  10,000 SHARES
     Reporting       ------- ----------------------------------------------------------------------------------------
      Person         9)      Sole Dispositive Power
       With                  0
                     ------- ----------------------------------------------------------------------------------------
                     10)     Shared Dispositive Power
                             10,000 SHARES
--------- -----------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          10,000 SHARES
--------- -----------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)        [ ]

--------- -----------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          0.03%
--------- -----------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IV*
--------- -----------------------------------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.


---------------------------------------------------------------------------------------------------------------------
CUSIP No. 749651105
---------------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          LP VALUE LIMITED
          NO I.R.S. IDENTIFICATION NO.
--------- -----------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                         (a) [X]
                                                                                                      (b) [ ]
--------- -----------------------------------------------------------------------------------------------------------
3)        SEC Use Only

--------- -----------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          OO
--------- -----------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)             [ ]
--------- -----------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
          BRITISH VIRGIN ISLANDS
-------------------- ------- ----------------------------------------------------------------------------------------
     Number of       7)      Sole Voting Power
      Shares                 0
   Beneficially      ------- ----------------------------------------------------------------------------------------
     Owned by        8)      Shared Voting Power
       Each                  974,000 SHARES
     Reporting       ------- ----------------------------------------------------------------------------------------
      Person         9)      Sole Dispositive Power
       With                  0
                     ------- ----------------------------------------------------------------------------------------
                     10)     Shared Dispositive Power
                             974,000 SHARES
--------- -----------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          974,000 SHARES
--------- -----------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)        [ ]

--------- -----------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          2.98%
--------- -----------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IV*
--------- -----------------------------------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.


---------------------------------------------------------------------------------------------------------------------
CUSIP No. 749651105
---------------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          LAXEY UNIVERSAL VALUE, LP
          NO I.R.S. IDENTIFICATION NO.
--------- -----------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                         (a) [X]
                                                                                                      (b) [ ]
--------- -----------------------------------------------------------------------------------------------------------
3)        SEC Use Only

--------- -----------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          OO
--------- -----------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)             [ ]
--------- -----------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
          DELAWARE
-------------------- ------- ----------------------------------------------------------------------------------------
     Number of       7)      Sole Voting Power
      Shares                 0
   Beneficially      ------- ----------------------------------------------------------------------------------------
     Owned by        8)      Shared Voting Power
       Each                  700,000 SHARES
     Reporting       ------- ----------------------------------------------------------------------------------------
      Person         9)      Sole Dispositive Power
       With                  0
                     ------- ----------------------------------------------------------------------------------------
                     10)     Shared Dispositive Power
                             700,000 SHARES
--------- -----------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          700,000 SHARES
--------- -----------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)        [ ]

--------- -----------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          2.1%
--------- -----------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          PN*
--------- -----------------------------------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.


---------------------------------------------------------------------------------------------------------------------
CUSIP No. 749651105
---------------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          LAXEY INVESTORS, L.P.
          NO I.R.S. IDENTIFICATION NO.
--------- -----------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                         (a) [X]
                                                                                                      (b) [ ]
--------- -----------------------------------------------------------------------------------------------------------
3)        SEC Use Only

--------- -----------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          OO
--------- -----------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)             [ ]
--------- -----------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
          DELAWARE
-------------------- ------- ----------------------------------------------------------------------------------------
     Number of       7)      Sole Voting Power
      Shares                 0
   Beneficially      ------- ----------------------------------------------------------------------------------------
     Owned by        8)      Shared Voting Power
       Each                  376,160 SHARES
     Reporting       ------- ----------------------------------------------------------------------------------------
      Person         9)      Sole Dispositive Power
       With                  0
                     ------- ----------------------------------------------------------------------------------------
                     10)     Shared Dispositive Power
                             376,160 SHARES
--------- -----------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          376,160 SHARES
--------- -----------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)        [ ]

--------- -----------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          1.1%
--------- -----------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          PN*
--------- -----------------------------------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.


---------------------------------------------------------------------------------------------------------------------
CUSIP No. 749651105
---------------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          LAXEY PARTNERS LIMITED
          NO I.R.S. IDENTIFICATION NO.
--------- -----------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                         (a) [X]
                                                                                                      (b) [ ]
--------- -----------------------------------------------------------------------------------------------------------
3)        SEC Use Only

--------- -----------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          N/A
--------- -----------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)             [ ]
--------- -----------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
          ISLE OF MAN
-------------------- ------- ----------------------------------------------------------------------------------------
     Number of       7)      Sole Voting Power
      Shares                 0
   Beneficially      ------- ----------------------------------------------------------------------------------------
     Owned by        8)      Shared Voting Power
       Each                  4,010,000 SHARES
     Reporting       ------- ----------------------------------------------------------------------------------------
      Person         9)      Sole Dispositive Power
       With                  0
                     ------- ----------------------------------------------------------------------------------------
                     10)     Shared Dispositive Power
                             4,010,000 SHARES
--------- -----------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          4,010,000 SHARES
--------- -----------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)        [ ]

--------- -----------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          12.3%
--------- -----------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IA*
--------- -----------------------------------------------------------------------------------------------------------

*Not registered under the Investment Advisors Act of 1940.


---------------------------------------------------------------------------------------------------------------------
CUSIP No. 749651105
---------------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          COLIN KINGSNORTH
--------- -----------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                         (a) [X]
                                                                                                      (b) [ ]
--------- -----------------------------------------------------------------------------------------------------------
3)        SEC Use Only

--------- -----------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          N/A
--------- -----------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)             [ ]
--------- -----------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
          BRITISH
-------------------- ------- ----------------------------------------------------------------------------------------
     Number of       7)      Sole Voting Power
      Shares                 0
   Beneficially      ------- ----------------------------------------------------------------------------------------
     Owned by        8)      Shared Voting Power
       Each                  4,010,000 SHARES
     Reporting       ------- ----------------------------------------------------------------------------------------
      Person         9)      Sole Dispositive Power
       With                  0
                     ------- ----------------------------------------------------------------------------------------
                     10)     Shared Dispositive Power
                             4,010,000 SHARES
--------- -----------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          4,010,000 SHARES
--------- -----------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)        [ ]

--------- -----------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          12.3%
--------- -----------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IN
--------- -----------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------------
CUSIP No. 749651105
---------------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          ANDREW PEGGE
--------- -----------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                         (a) [X]
                                                                                                      (b) [ ]
--------- -----------------------------------------------------------------------------------------------------------
3)        SEC Use Only

--------- -----------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          N/A
--------- -----------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)             [ ]
--------- -----------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
          BRITISH
-------------------- ------- ----------------------------------------------------------------------------------------
     Number of       7)      Sole Voting Power
      Shares                 0
   Beneficially      ------- ----------------------------------------------------------------------------------------
     Owned by        8)      Shared Voting Power
       Each                  4,010,000 SHARES
     Reporting       ------- ----------------------------------------------------------------------------------------
      Person         9)      Sole Dispositive Power
       With                  0
                     ------- ----------------------------------------------------------------------------------------
                     10)     Shared Dispositive Power
                             4,010,000 SHARES
--------- -----------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          4,010,000 SHARES
--------- -----------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)        [ ]

--------- -----------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          12.3%
--------- -----------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IN
--------- -----------------------------------------------------------------------------------------------------------

This Statement on Schedule 13D relates to the common stock of R.O.C. Taiwan Fund (the "Schedule 13D") beneficially owned by the Reporting Persons (as defined in Item 2 below. The Reporting Persons have previously filed a statement on
Schedule 13G to report the acquisitions that is the subject of this Schedule 13D, and is filing this Schedule 13D pursuant to Rule 13d-1(e).

ITEM 2. IDENTITY AND BACKGROUND

This statement is being filed jointly by (i) The Value Catalyst Fund Limited, a Cayman Islands company ("Catalyst"), (ii) Laxey Investors Limited, a British Virgin Islands company ("LIL"), (iii) LP Value Limited, a British Virgin Islands company ("LPV"), (iv) Laxey Universal Value LP, a Delaware limited partnership ("LUV"); (v) Laxey Investors, L.P. ("LILP"); (vi) Laxey Partners Limited, an Isle of Man company ("Laxey"), (vii) Colin Kingsnorth, a British citizen ("Kingsnorth"), and (viii) Andrew Pegge, a British citizen ("Pegge" and, collectively with Catalyst, LIL, LPV, LUV, LILP, Laxey and Kingsnorth, the "Reporting Persons").

Catalyst is a private investment company formed in May 2000 and created to allow investors to take advantage of investment opportunities in closed-end funds and similar investment entities. The address of Catalyst's principal business and principal office is P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies.

LIL is a private investment company formed in March 1999 and created to allow investors to take advantage of investment opportunities in closed-end funds and similar investment entities. The address of LIL's principal business and principal office is Akara Building, 24 De Castro Street, Wickams Cay I, Road Town, Tortola, British Virgin Islands.

LPV is an international business company incorporated in the British Virgin Islands on October 2001 created to allow investors to take advantage of investment opportunities in closed-end funds and similar investment entities. LPV is managed by Laxey Partners Limited. The record address of LPV is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

LUV is a Delaware limited partnership organized on February 28, 2002 to provide the partners with an absolute return through capital appreciation with an emphasis on structural arbitrage. The general partner of LUV is Laxey Partners GP(2) Limited, a company established in the British Virgin Islands in February 2002 and wholly-owned subsidiary of Laxey, the investment manager of LUV. The address of LUV's principal business and principal office is c/o BoE International Fund Services Limited, Samuel Harris House, St. George's Street, Douglas, Isle of Man IM99 1EZ, British Isles.

LILP is a Delaware limited partnership organized on November 15, 2001 to allow investors to take advantage of investment opportunities in closed-end funds and similar investment entities. The general partner of LILP is Laxey Partners (GP) Limited, a company established in the British Virgin Islands in February 2002 and a wholly-owned subsidiary of Laxey, the investment manager of LILP. The address of LILP's principal business and principal office is c/o BoE International Fund Services Limited, Samuel Harris House, St. George's Street, Douglas, Isle of Man IM99 1EZ, British Isles.

Laxey is the investment manager for each of Catalyst, LIL, LPV, LILP and LUV, subject to the overall control of the directors of each of these entities and the general partner, as applicable. Formed in November 1998, Laxey is a global active value fund manager specializing in arbitrage-led investment. The address of Laxey's principal business and principal office is Stanley House, 7-9 Market Hill, Douglas, Isle of Man IM1 2BF.

Each of Messrs. Kingsnorth and Pegge own one half of the outstanding equity of Laxey. Kingsnorth's principal occupation is that of portfolio manager and director of Laxey. His business address is Stanley House, 7-9 Market Hill, Douglas, Isle of Man, IM1 2BF, United Kingdom. Pegge's principal occupation is also that of portfolio manager and director of Laxey and his business address is Stanley House, 7-9 Market Hill, Douglas, Isle of Man, IM1 2BF, United Kingdom.

Pursuant to General Instruction C and the instructions to Item 2 of this statement, set forth below are the respective names, business addresses, principal present occupations and citizenships of the executive officers and directors of each of Catalyst, LIL, LPV, LUV, LILP and Laxey. The name, business address, present principal occupation and citizenship of each of the executive officers and directors of Catalyst are:

1.       NAME:  James McCarthy

         BUSINESS ADDRESS:          1000 Skokie Boulevard
                                    Suite 325
                                    Wilmette, Illinois 60091

         PRINCIPAL OCCUPATION: Director of Business Development, E*Hedge Holdings, LLC (a company specializing in the area of alternative investments)

         CITIZENSHIP:  British

2.       NAME:  Jonathan D. Pollock

         BUSINESS ADDRESS:          19 Berkeley Street
                                    7th Floor
                                    London W1X 5AE

         PRINCIPAL OCCUPATION: Portfolio Manager, Stonington Management Corporation (the management company for Elliot Associates, L.P. and Westgate International, L.P.)

         CITIZENSHIP:  United States

3.       NAME:  Elizabeth Tansell

         BUSINESS ADDRESS:          First Floor Samuel Harris House
                                    5-11 St. George's Street
                                    Douglas
                                    Isle of Man, IM1 1AJ

         PRINCIPAL OCCUPATION: Managing Director of BoE International Services Limited (a fund administration company)

         CITIZENSHIP:  British

The name, business address, present principal occupation and citizenship of each of the executive officers and directors of LIL are as follows:

1. NAME: Colin Kingsnorth (See above for all other information)

2. NAME: Andrew Pegge (See above for all other information)

3. NAME: Elizabeth Tansell (See above for all other information)

The name, business address, present principal occupation and citizenship of each of the executive officers and directors of LPV are as follows:

1. NAME: Colin Kingsnorth (See above for all other information)

2. NAME: Andrew Pegge (See above for all other information)

3. NAME: Elizabeth Tansell (See above for all other information)

LUV is managed by its general partner, Laxey Partners GP(2) Limited. The name, business address, present principal occupation and citizenship of each of the executive officers and directors of Laxey Partners GP(2) Limited are as follows:

1. NAME: Colin Kingsnorth (See above for all other information)

2. NAME: Andrew Pegge (See above for all other information)]

LILP is managed by its general partner, Laxey Partners (GP) Limited. The name, business address, present principal occupation and citizenship of each of the executive officers and directors of Laxey Partners (GP) Limited are as follows:

1. NAME: Colin Kingsnorth (see above for all other information)

2. NAME: Andrew Pegge (see above for all other information)

The name, business address, present principal occupation and citizenship of each of the executive officers and directors of Laxey are as follows:

1. NAME: Colin Kingsnorth (See above for all other information)

2. NAME: Andrew Pegge (See above for all other information)

3. NAME: Andrew Leasor

         BUSINESS ADDRESS:          28 Chelsea Wharf
                                    Lots Road
                                    London
                                    SW 10 0QJ
                                    United Kingdom

         PRINCIPAL OCCUPATION:  Marketing Director and Director, Laxey

         CITIZENSHIP:  British

4.       NAME:  Eddie Gilmore (Director of Laxey)

         BUSINESS ADDRESS:          21 Cronk Drean
                                    Douglas
                                    Isle of Man
                                    IM2 6AX

         PRINCIPAL OCCUPATION:  Retired

         CITIZENSHIP:  British

During the past five years, neither Catalyst, LIL, LPV, LUV, LILP, Laxey nor any of their respective executive officers and directors, including Kingsnorth and Pegge, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The funds used to purchase the shares of Common Stock described in this statement were acquired through open market purchases and were derived from Catalyst's, LIL's, LPV's, LUV's, LILP's and Laxey's investment capital and funds provided by one or more discretionary accounts managed for unaffiliated third parties (the "Accounts"). The aggregate amount of the funds used to purchase all of the shares purchased by Catalyst, LIL, LPV, LUV, LILP, the Accounts and Laxey is $3,688,675, $44,000, $3,584,320, $2,576,000, $1,384,269 and $3,584,320, and
$3,780, respectively.

ITEM 4. PURPOSE OF TRANSACTION

On January 2, 2003, Laxey sent a letter to R.O.C. Taiwan Fund (the "Trust"), a copy of which is attached hereto as an exhibit and incorporated herein by reference. The letter requested that a proposal to terminate the Amended and Restated Investment Contract, among the Trust, International Investment Trust Company Limited and the Central Trust of China within sixty (60) days after the 2003 Annual Meeting of the Stockholders be submitted for consideration by the Trust's shareholders. As indicated in Laxey's letter to the Trust, the request was made in accordance with the notice provisions set forth in the Trust's April 29, 2002 proxy statement applicable to proposals to be made for the Trust's 2003 annual meeting of shareholders. On December 10, 2002, the Trust's bylaws were amended to restrict the manner in which shareholder proposals could be submitted for consideration by the Trust's shareholders. The amendment was filed with the Securities and Exchange Commission on December 18, 2002. The amendment appears to be contrary to the April 29, 2003 proxy statement and may be construed as providing the trustees of the Trust with the discretion to preclude Laxey's proposal from being considered at the Trust's 2003 annual meeting of shareholders. On January 10, 2003, Laxey received a letter from the Trust stating that Laxey's proposal failed to comply with Rule 14a-8, which failure could provide the trustees of the Trust with discretion to preclude consideration of Laxey's proposal by the Trust's stockholders at the 2003 annual meeting. Laxey is hopeful that the trustees of the Trust will not seek to deprive the Trust's shareholders of the opportunity to vote on its proposal and that the trustees will submit Laxey's proposal for consideration by the Trust's shareholders. Laxey is reviewing various courses of action in light of the amendment to the Trust's bylaws.

Other than as set forth above, none of the Reporting Persons or, in the case of non-individual Reporting Persons, any of their directors or executive officers identified in Item 2, have any present plans or proposals which relate to or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D (although they reserve the right to develop any such plans or proposals).

Item 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date hereof, Catalyst, together with Laxey, Kingsnorth and Pegge, are the beneficial owners of 974,840 shares of Common Stock, which represent approximately 2.98% of the issued and outstanding Common Stock of the Trust. As of the date hereof, LIL, together with Laxey, Kingsnorth and Pegge, are the beneficial owners of 10,000 shares of Common Stock, which represents approximately 0.03% of the issued and outstanding shares of the Common Stock. As of the date hereof, LPV, together with Laxey, Kingsnorth and Pegge, are the beneficial owners of 974,000 shares of Common Stock, which represents approximately 2.97% of the issued and outstanding shares of the Common Stock. As of the date hereof, LUV, together with Laxey, Kingsnorth and Pegge are the beneficial owners of 700,000 shares of Common Stock which represents approximately 2.1% of the issued and outstanding shares of the Common Stock. As of the date hereof, LILP, together with Laxey, Kingsnorth and Pegge are the beneficial owners of 376,160 shares of Common Stock, which represents approximately 1.1% of the issued and outstanding shares of the Common Stock. As of the date hereof, Laxey, Kingsnorth and Pegge are the beneficial owners, through Laxey's discretionary authority over the Accounts, of the 974,000 shares of Common Stock held in the Accounts, which represents approximately 2.97% of the issued and outstanding shares of the Common Stock. The Accounts are terminable at any time by the respective third parties, for which the Accounts are held, upon providing written notice to Laxey. As of the date hereof, Laxey together with Kingsnorth and Pegge are the beneficial owners of 1,000 shares of Common Stock, which represents less than 1% of the issued and outstanding shares of Common Stock. Accordingly, Laxey, Kingsnorth and Pegge are, as of the date hereof, beneficial owners of an aggregate of 4,010,000 shares of Common Stock, constituting approximately 12.3% of the shares of Common Stock outstanding. No other person identified in Item 2 beneficially owns any shares of Common Stock.

(b) As of the date hereof, Laxey, Kingsnorth and Pegge share with Catalyst the power to vote and dispose of 974,840 shares of Common Stock. As of the date hereof, Laxey,

     Kingsnorth and Pegge share with LIL the power to vote and dispose of 10,000 shares of Common Stock. As of the date hereof, Laxey, Kingsnorth and Pegge share with LPV the power to vote and dispose of 974,000 shares of Common Stock. As of the date hereof, Laxey, Kingsnorth and Pegge share with LUV, the power to vote and dispose of 700,000 shares of Common Stock. As of the date hereof, Laxey, Kingsnorth and Pegge share with LILP the power to vote and dispose of 376,160 shares of Common Stock. As of the date hereof, Laxey, Kingsnorth and Pegge have sole voting and dispository power with respect to the 974,000 shares of Common Stock held in the Accounts. As of the date hereof, Kingsnorth and Pegge share with Laxey the power to vote and dispose of 1,000 shares of Common Stock. Accordingly, Laxey, Kingsnorth and Pegge, as of the date hereof, have voting power and dispositive power over an aggregate of 4,010,000 shares of Common Stock, constituting approximately 12.3% of the shares of Common Stock outstanding. No other person identified in Item 2 shares the power to vote or dispose of any shares of Common Stock. The information contained in Item 2 relating to the persons identified in this Item 5(b) is incorporated by reference.

(c) The following open market purchases and sales of Common Stock have been made by Catalyst*:


     -------------------------------- -------------------------------------------- ----------------------------------
            DATE OF PURCHASE                  NUMBER OF SHARES OF COMMON                    PRICE PAID/SHARE
                                                      STOCK BOUGHT
     -------------------------------- -------------------------------------------- ----------------------------------
                08/30/02                               4,000,000                                 $3.78
     -------------------------------- -------------------------------------------- ----------------------------------



     -------------------------------- -------------------------------------------- ----------------------------------
              DATE OF SALE                    NUMBER OF SHARES OF COMMON                    PRICE PER SHARE
                                                      STOCK SOLD
     -------------------------------- -------------------------------------------- ----------------------------------
                09/10/02                              (3,024,160)                                $3.68
     -------------------------------- -------------------------------------------- ----------------------------------


*In September 2002, 3,024,160 shares of Common Stock held by Catalyst was sold in the open market and the same aggregate number of shares of Common Stock was purchased in the open market by various Laxey entities. In October 2002, 1,000 shares of Common Stock held by Catalyst were sold to Laxey and registered in the record name of Laxey.

         The following open market purchases and sales of Common Stock have been made by LIL:


     -------------------------------- -------------------------------------------- ----------------------------------
            DATE OF PURCHASE                  NUMBER OF SHARES OF COMMON                  PRICE PAID/SHARE
                                                      STOCK BOUGHT
     -------------------------------- -------------------------------------------- ----------------------------------
                06/18/02                                10,000                                   $4.40
     -------------------------------- -------------------------------------------- ----------------------------------


         The following open market purchases of Common stock have been made by
LPV:


     -------------------------------- -------------------------------------------- ----------------------------------
            DATE OF PURCHASE                  NUMBER OF SHARES OF COMMON                  PRICE PAID/SHARE
                                                      STOCK BOUGHT
     -------------------------------- -------------------------------------------- ----------------------------------
                09/10/02                                974,000                                  $3.68
     -------------------------------- -------------------------------------------- ----------------------------------

         The following open market purchases of Common Stock have been made by
LUV:


     -------------------------------- -------------------------------------------- ----------------------------------
            DATE OF PURCHASE                  NUMBER OF SHARES OF COMMON                   PRICE PAID/SHARE
                                                      STOCK BOUGHT
    -------------------------------- -------------------------------------------- ----------------------------------
                09/10/02                                700,000                                  $3.68
    -------------------------------- -------------------------------------------- ----------------------------------


         The following open market purchase have been made by LILP:


     -------------------------------- -------------------------------------------- ----------------------------------
            DATE OF PURCHASE                  NUMBER OF SHARES OF COMMON                   PRICE PAID/SHARE
                                                      STOCK BOUGHT
     -------------------------------- -------------------------------------------- ----------------------------------
                09/10/02                                376,160                                  $3.68
     -------------------------------- -------------------------------------------- ----------------------------------


         The following open market purchases of Common Stock have been made on behalf of the Accounts:


     -------------------------------- -------------------------------------------- ----------------------------------
            DATE OF PURCHASE                  NUMBER OF SHARES OF COMMON                   PRICE PAID/SHARE
                                                      STOCK BOUGHT
     -------------------------------- -------------------------------------------- ----------------------------------
                09/10/02                               974,000                                   $3.68
     -------------------------------- -------------------------------------------- ----------------------------------


No separate transactions were undertaken by Kingsnorth or Pegge during the above time period.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to certain agreements dated June 26, 2000, November 3, 2000 and March 22, 2002 respectively, Laxey is the exclusive investment manager to Catalyst, LIL and LUV. Pursuant to certain agreements dated July 5, 2001, October 30, 2001 and November 1, 2001, Laxey is the exclusive investment manager to the Accounts.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT A. AGREEMENT OF JOINT FILING

                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Dated:  January 13, 2003

                                THE VALUE CATALYST FUND LIMITED


                                By:  /s/ Elizabeth Tansell
                                    ---------------------------------
                                         Name:  Elizabeth Tansell
                                         Title: Director


                                LAXEY INVESTORS LIMITED


                                By:  /s/ Andrew Pegge
                                    --------------------------------
                                         Name:  Andrew Pegge
                                         Title: Director


                                LP VALUE LIMITED


                                By:  /s/ Andrew Pegge
                                    --------------------------------
                                         Name:  Andrew Pegge
                                         Title: Director


                                LAXEY UNIVERSAL VALUE LP


                                By: Laxey Partners GP(2) Limited, its General Partner


                                By:  /s/ Andrew Pegge
                                    --------------------------------
                                         Name:  Andrew Pegge
                                         Title: Director

                                LAXEY INVESTORS, L.P.


                                By: Laxey Partners (GP) Limited, its General
                                Partner


                                By:  /s/ Andrew Pegge
                                    --------------------------------
                                         Name:  Andrew Pegge
                                         Title: Director


                                LAXEY PARTNERS LIMITED


                                By:  /s/ Andrew Pegge
                                    --------------------------------
                                         Name:  Andrew Pegge
                                         Title: Director


                                     /s/ Colin Kingsnorth
                                ------------------------------------
                                Colin Kingsnorth


                                     /s/ Andrew Pegge
                                ------------------------------------
                                Andrew Pegge

                                                                       EXHIBIT A



                            AGREEMENT OF JOINT FILING



         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13d or any amendments thereto, with respect to the common stock of R.O.C. TAIWAN FUND, and that this Agreement be included as an attachment to such filing.

         This Agreement may be executed in any number of counterparts each of which shall be deemed an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 13th day of January, 2003.



                                       THE VALUE CATALYST FUND LIMITED


                                       By:  /s/ Elizabeth Tansell
                                           ---------------------------------

                                                Name:  Elizabeth Tansell
                                                Title: Director


                                       LAXEY INVESTORS LIMITED


                                       By:  /s/ Andrew Pegge
                                           ---------------------------------

                                                Name:  Andrew Pegge
                                                Title: Director


                                       LP VALUE LIMITED


                                       By:  /s/ Andrew Pegge
                                           ---------------------------------
                                                Name:  Andrew Pegge
                                                Title: Director

                                  LAXEY UNIVERSAL VALUE LP


                                  By: Laxey Partners GP(2) Limited, its General Partner


                                  By:  /s/ Andrew Pegge
                                     ---------------------------------
                                           Name:  Andrew Pegge
                                           Title: Director


                                  LAXEY INVESTORS, L.P.


                                  By: Laxey Partners (GP) Limited, its General
                                  Partner


                                  By:  /s/ Andrew Pegge
                                     ---------------------------------
                                           Name:  Andrew Pegge
                                           Title: Director


                                  LAXEY PARTNERS LIMITED


                                  By:  /s/ Andrew Pegge
                                     ---------------------------------
                                           Name:  Andrew Pegge
                                           Title: Director


                                       /s/ Colin Kingsnorth
                                  ------------------------------------
                                  Colin Kingsnorth

                                       /s/ Andrew Pegge
                                  ------------------------------------
                                  Andrew Pegge

                             LAXEY PARTNERS LIMITED
                           c/o Laxey Partners Limited
                         Stanley House, 7-9 Market Hill
                          Douglas, Isle of Man, IM1 2BF
                       Tel: 01624 690900 Fax: 01624 623819
                              www.laxeypartners.com


January 2, 2003



VIA FACSIMILE AND HAND DELIVERY

R.O.C. Taiwan Fund
c/o Citigate Dewe Rogerson
62 W. 45th Street, 4th Floor
New York, New York 10036

RE: R.O.C. TAIWAN FUND: STOCKHOLDER PROPOSAL NOTICE

Gentlemen and Ladies,

In accordance with the notice provisions set forth in the Proxy Statement dated April 29, 2002 filed by R.O.C. Taiwan Fund (the "Trust") with the Securities and Exchange Commission and in accordance with Rule 14c-4(c)(i) of the Securities Exchange Act of 1934, as amended, we hereby request that a proposal to terminate the Amended and Restated Investment Contract, among the Trust, International Investment Trust Company Limited and the Central Trust of China (the "Investment Advisory Contract") be submitted to the Trust's shareholders at the next annual meeting of shareholders. We are the investment manager of the Value Catalyst Fund Limited, Laxey Investors Limited, Laxey Investors, L.P., LP Value Limited, and Laxey Universal Value Limited and, through such entities and unaffiliated third party discretionary accounts, we are the beneficial owners of an aggregate of 4,010,000 shares of the Trust's Common Stock. We intend to deliver a proxy statement and form of proxy to the voting shareholders of the Trust sufficient to carry the proposal pursuant to applicable law.

Our proposal and supporting statement to be presented to shareholders at the 2003 Annual Meeting is as follows:

           "RESOLVED: The Investment Advisory Contract among the Trust, International Investment Trust Company Limited and the Central Trust of China shall be terminated in accordance with its terms, effective within 60 days after the 2003 Annual Meeting."

SUPPORTING STATEMENT: As a significant Trust shareholder, we have a vested interest in the Trust's performance and management decisions relating to shareholder value. The average discount to NAV over the last five years has been as follows:1997--17%; 1998--18%; 1999--14%; 2000 -- 19%; 2001 -- 14.5%; and 2002
to date - 15%. We believe that the past efforts of the investment advisor have been insufficient in narrowing the discount to NAV. In 1991 the

Board of Trustees authorized a periodic share repurchase program under Rule 10b-18 under the Securities Exchange Act of 1934, pursuant to which purchases of shares may be made by the Trust when the shares trade at a discount to their NAV. However, according to the Trust's recent public filings, the Board of Trustees has no plan or intention of causing the Trust to make any further purchases. We note that the Trust's organizational documents provide that, if the Trust's shares trade on the New York Stock Exchange at an average discount from their net asset value ("NAV") of more than 10% during any twelve-week period, the Board of Trustees is required to submit to the shareholders at their next annual meeting a binding resolution to convert the Trust into an open-end investment company. The affirmative vote of a majority of the outstanding shares is required for the adoption of such a resolution. Since June 1, 1992 the shareholders have voted on such a resolution six times, in 1995 and each of the years from 1997 through 2001. Each time, the resolution did not pass because it did not obtain sufficient shareholder votes. In addition, the Board of Trustees may decide at any time to present to the shareholders the question of whether the Trust should be converted to an open-end investment company; however, such a voluntary submission would require the approval of two-thirds of the outstanding shares for its adoption. While we agree that allowing the shareholders to vote to open-end the fund in the case of a persistent discount of 10% or more for a 12-week period could theoretically help in narrowing the discount to NAV, we do not believe that it has been effective in doing so since the requisite vote for shareholder approval is set too high to be meaningful and historically has not been reached.

We need an investment advisor that will act in a manner which would expediently and effectively allow the shareholders of the Trust to maximize their investment. The persistent discount to NAV suffered by the stockholders and ineffective methods of narrowing such discount provides strong evidence that the International Investment Management Limited, the current investment advisor, has not acted in such a manner. Thus, we seek to terminate the current Investment Advisory Contract with International Investment Management Limited.

Information regarding our addresses, telephone number and ownership of beneficial shares of the Trust is attached hereto as Annex A.

If you would like to discuss this matter further, please do not hesitate to call me.


Sincerely,


LAXEY PARTNERS LIMITED

/s/ Andrew Pegge
--------------------------
Name:  Andrew Pegge
Title: Director

                                     ANNEX A
                             STOCKHOLDER INFORMATION

The name, address, telephone number and the number of shares of common stock beneficially owned for the stockholder and a description of the private investment entities it manages is as follows:

Laxey Partners Limited, an Isle of Man company ("Laxey"):

Formed in November 1998, Laxey is a global active value fund manager specializing in arbitrage-led investment. Laxey is the investment manager for Laxey Investors Limited, Value Catalyst Fund Limited, LP Value Limited, Laxey Universal Value Limited and Laxey Investors, LP, subject to the overall control of the directors of such entities. The address of Laxey's principal business and principal office is Stanley House, 7-9 Market Hill, Douglas, Isle of Man IM1 2BF. Their telephone number is 01624-690-900. As of January 2, 2003, Laxey, through its management of Laxey Investors Limited, Value Catalyst Fund Limited, LP Value Limited, Laxey Universal Value Limited and Laxey Investors, L.P. and, through such private investment entities and unaffiliated third party discretionary accounts, is the beneficial owner of 4,010,000 shares of the Trust, of which 1,000 shares are held in record name.

Laxey Investors Limited, a British Virgin Islands company ("LIL"):

LIL is a private investment company formed in March 1999 and created to allow investors to take advantage of investment opportunities in closed-end funds and similar investment entities. The address of LIL's principal business and principal office is Akara Building, 24 De Castro Street, Wickams Cay I, Road Town, Tortola, British Virgin Islands. As of January 2, 2003, LIL is the beneficial owner of 10,000 shares of the Trust.

The Value Catalyst Fund Limited, a Cayman Islands company ("Catalyst"):

Catalyst is a private investment company formed in May 2000 and created to allow investors to take advantage of investment opportunities in closed-end funds and similar investment entities. The address of Catalyst's principal business and principal office is P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies. Their telephone number is (345) 949 8066. As of January 2, 2003, Catalyst is the beneficial owner of 974,840 shares of the Trust.

LP Value Limited, a British Virgin Islands company ("LPV"):

Formed in October 2001, LPV is an investment international business company established incorporated in the British Virgin Islands for institutional investors. LPV is managed by Laxey Partners Limited. The address of LPV's principal business and principal office is First Floor, Samuel Harris House, 5-11 St. George's St., Douglas, Isle of Man. As of the January 2, 2003, LPV is the beneficial owner of 974,000 shares of the Trust.

Laxey Universal Value Limited, a Delaware limited partnership ("LUV"):

LUV is a Delaware limited partnership organized on February 28, 2002 to provide the partners with an absolute return through capital appreciation with an emphasis on structural arbitrage. The general partner of LUV is Laxey Partners GP(2) Limited, a company established in the British Virgin Islands in February 2002 and wholly-owned subsidiary of Laxey, the investment manager of LLP. The address of LUV's principal business and principal office is c/o BoE International Fund Services Limited, Samuel Harris House, St. George's Street, Douglas, Isle of Man IM99 1EZ, British Isles. As of January 2, 2003, LUV is the beneficial owner of 700,000 shares of the Trust.

Laxey Investors, L.P. ("LILP")

LILP is a Delaware limited partnership organized on November 15, 2001 to allow investors to take advantage of investment opportunities in closed-end funds and similar investment entities. The general partner of LILP is Laxey Partners (GP) Limited, a company established in the British Virgin Islands in February 2002 and a wholly-owned subsidiary of Laxey, the investment manager of LILP. The address of LILP's principal business and principal office is c/o BoE International Fund Services Limited, Samuel Harris House, St. George's Street, Douglas, Isle of Man, IM99 1EZ, British Isles. As of January 2, 2003, LILP is the beneficial owner of 376,160 shares of the Trust.

Colin Kingsnorth, a British citizen ("Kingsnorth"); and Andrew Pegge, a British citizen ("Pegge" and, collectively with LIL, Laxey, and Kingsnorth, the "Stockholders"):

Each of Messrs. Kingsnorth and Pegge own one half of the outstanding equity of Laxey. Kingsnorth's principal occupation is that of portfolio manager and director of Laxey. His business address is 28 Chelsea Wharf, Lots Road, London, SW10 0QJ, United Kingdom. Pegge's principal occupation is also that of portfolio manager and director of Laxey and his business address is Stanley House, 7-9 Market Hill, Douglas, Isle of Man, IM1 2BF, United Kingdom. Their telephone numbers are 0207-349-5566 and 01624-69-0900, respectively. As of January 2, 2003, each of Messrs. Kingsnorth and Pegge is the beneficial owner of 4,010,000 shares of the Trust.